UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

VIRPAX PHARMACEUTICALS, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities) 928251107

(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

-

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928251107
(1) Names of Reporting Persons
Anthony P. Mack
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	2,967,925*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	2,967,925*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,967,925*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
25.2%*
(12) Type of Reporting Person
IN
* See Item 4 for additional information.

CUSIP No. 928251107
(1) Names of Reporting Persons
Virpax Pharmaceuticals, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	2,730,438*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	2,730,438*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,730,438*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
23.3%*
(12) Type of Reporting Person
OO
* See Item 4 for additional information.

Item 1(a). Name Of Issuer: Virpax Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:
1055 Westlakes Drive, Suite 300 Berwyn, PA 19312

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being filed by (i) Anthony P. Mack (“Mr. Mack”) and (ii) Virpax Pharmaceuticals, LLC (“Virpax LLC” together with Mr. Mack, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Person is: C/O Virpax Pharmaceuticals, Inc. 1055 Westlakes Drive, Suite 300 Berwyn, PA 19312
Item 2(c). Citizenship:
Mr. Mack is a citizen of the United States. Virpax LLC is a limited liability company organized under the laws of the state of Delaware.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.00001 per share (the “Common Stock”).
Item 2(e). CUSIP No.:
928251107
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership: As reported in the cover page to this report, the ownership information with respect to Mr. Mack is as follows:

(a)	Amount Beneficially Owned:		2,967,925*
(b)	Percent of Class:		25.2%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	2,967,925*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	2,967,925*
	(iv)	shared power to dispose or to direct the disposition of:	0*

As reported in the cover page to this report, the ownership information with respect to Virpax LLC is as follows:

(a)	Amount Beneficially Owned:		2,730,438*
(b)	Percent of Class:		23.3%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	2,730,438*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	2,730,438*
	(iv)	shared power to dispose or to direct the disposition of:	0*

* Mr. Mack is the Chief Executive Officer of the Issuer. Mr. Mack owns 88.8888% of the outstanding member units of Virpax LLC, and he may be deemed to have sole voting and dispositive control over the shares of Common Stock held by Virpax LLC. As a result, Mr. Mack may be deemed to beneficially own the shares of Common Stock held by Virpax LLC.

As of December 31, 2021, Mr. Mack, as the managing member of Virpax LLC, may be deemed to beneficially own (i) 2,730,438 shares of Common Stock held directly by Virpax LLC, (ii) 176,812 shares of Common Stock held directly by Mr. Mack, and (ii) 60,675 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2021. Mr. Mack also owns 50,000 shares of Common Stock issuable upon exercise of stock options that are not exercisable within 60 days of December 31, 2021. As a result, Mr. Mack is deemed not to beneficially own any shares of Common Stock underlying these options.

The reported beneficial ownership percentage is based upon 11,715,045 shares of Common Stock issued and outstanding as of November 15, 2021, based on information reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2021.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

VIRPAX PHARMACEUTICALS, LLC

By:	/s/ Anthony P. Mack
Name: Anthony P. Mack
Title: Managing Member

/s/ Anthony P. Mack
Anthony P. Mack

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1.     Joint Filing Agreement, dated as of February 14, 2022, by and between Virpax Pharmaceuticals, LLC and Anthony P. Mack.